Form 604
Corporations Act 2001
Section 671B

Notice of Change of Interests of Substantial Holder

To: **Allied Gold Ltd**
ACN/ARSN:

1. **Details of substantial holder (s)**

Name: FMR LLC and FIL
ACN/ARSN (if applicable)

There was a change in the interests of the substantial holder on	9 November 2007
The previous notice was given to the company on	2 November 2007
The previous notice was dated	1 November 2007

2. **Previous and present voting power**

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of Securities (4)	Previous Notice Person's votes	Previous Notice Voting Power (5)	Present Notice Person's votes	Present Notice Voting Power (5)
Common Stock	29,757,132	8.73%	33,929,142	9.95%

3. **Changes in relevant interests**

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of Change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class & No. of securities affected	Person's votes affected
			USD $	Common stock	Common stock
02 November 2007	FMR LLC & FIL	Market Acquisition	0.8306	84,032	84,032
02 November 2007	FMR LLC & FIL	Market Acquisition	0.8227	6,500	6,500
05 November 2007	FMR LLC & FIL	Market Acquisition	0.8631	781,893	781,893
05 November 2007	FMR LLC & FIL	Market Acquisition	0.8684	36,097	36,097
06 November 2007	FMR LLC & FIL	Market Acquisition	0.8686	459,700	459,700
06 November 2007	FMR LLC & FIL	Market Acquisition	0.8635	21,421	21,421
07 November 2007	FMR LLC & FIL	Market Acquisition	0.9223	1,069,164	1,069,164
07 November 2007	FMR LLC & FIL	Market Acquisition	0.9140	49,838	49,838
08 November 2007	FMR LLC & FIL	Market Acquisition	0.8801	494,552	494,552
08 November 2007	FMR LLC & FIL	Market Acquisition	0.8815	23,347	23,347
09 November 2007	FMR LLC & FIL	Market Acquisition	0.8703	297,601	297,601
09 November 2007	FMR LLC & FIL	Market Acquisition	0.8804	847,865	847,865
				Total Buys	**4,172,010**
				Overall Increase	**4,172,010**

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Class and number of securities
FMR LLC & FIL	FID FDS - EURO SMALLER CO POOL	12,069,174
FMR LLC & FIL	FID FDS-VALUE ENTERPRISE POOL	2,723,778
FMR LLC & FIL	FA INT EURO MID EAST ASIA SUB	19,136,190
Total	33,929,142	9.95%

5. Changes in Association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
FMR LLC / FMR Co / FMTC / Pyramis Global Advisors Trust Company / Pyramis Global Advisors LLC	FMR Co is the adviser to the registered holders named in Section 4 and has power under its management agreements to dispose of the subject shares. FMR Co is a wholly-owned subsidiary of FMR LLC, a Delaware corporation. Edward C. Johnson 3d is chairman of FMR LLC and owns in excess of 10% of the voting power of FMR LLC and may thereby be deemed an associate of FMR Co. However, neither FMR LLC nor Edward C. Johnson 3d has sole power to vote or direct the voting of, or to dispose of or direct the disposition of, the subject shares. FMR Co. carries out such voting under written guidelines established by the Board of Trustees of the Funds which are the registered holders. Fidelity Management Trust Company ("FMTC"), Pyramis Global Advisors Trust Company and Pyramis Global Advisors LLC are trust company's organised under the laws of Massachusetts and is a wholly-owned subsidiary of FMR LLC. Because FMTC, Pyramis Global Advisors Trust Company, Pyramis Global Advisors LLC and FMR Co. are under the common control of FMR LLC, FMTC, Pyramis Global Advisors Trust Company and Pyramis Global Advisors LLC may be considered a related body corporate and hence an "associate" of FMR LLC, as such term is used in the Corporations Law. FMTC, Pyramis Global Advisors Trust Company and Pyramis Global Advisors LLC's relevant interest consists of the power to dispose of, and may also consist of the power to vote or direct the voting of, the shares for the institutional accounts with which it has a management agreement.
FIL	FIL is the adviser to the registered holders named in Section 4 above, each of which is an investment company organized under the laws of a jurisdiction other than the United States, and has power under its management agreements to dispose of the subject shares. Edward C. Johnson 3d is chairman of FIL and owns in excess of 20% of the voting power of FIL. By reason of his ownership of the "prescribed percentage" of FIL, Mr. Johnson may be deemed the holder of a relevant interest in the subject shares and a substantial shareholder. FIL has power to vote and dispose of the shares of the Funds which it advises.

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
FMR LLC, FMR Co.	82 Devonshire Street, Boston, MA 02109
FIL	PO Box HM 670, Hamilton HMCX, Bermuda

Sign Here ___________________________________
Dated 12 November 2007
Rani Jandu
Regulatory Reporting Senior Manager, FIL – Investment Compliance
Duly authorized under Powers of Attorney dated August 25, 2004 by Eric D. Roiter by and on behalf of FMR LLC and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries.